Exhibit VIII

INTERIM REPORT
JANUARY–AUGUST 2004

THE PERIOD IN BRIEF

NIB shows good results for the year’s first eight months. Profits for the period under review rose by 11% to EUR 111 million (corresponding period in 2003: EUR 100 million). Net interest income rose to EUR 109 million (102).
     The economic upturn led by the US and the large Asian countries has been noteworthy this year. The upturn has so far been relatively weak in the euro area, and has in the main been driven by rising exports. Economic growth in the Nordic countries has been somewhat stronger than growth in the rest of Europe, primarily due to a rise in domestic consumption. Just how strong the economic upturn will turn out to be, and how long it will last, is still surrounded by a large degree of uncertainty. This uncertainty may explain the modest rise in investments so far.
     In the first eight months of 2004, new loan agreements entered into by the Bank were at the same level as last year, amounting to EUR 1,031 million (1,029), while loans disbursed amounted to EUR 779 million (910) during this period. Loans outstanding amounted to EUR 10,472 million on 31 August 2004, compared with EUR 10,522 million at year-end 2003. Considerable prepayments of the Bank's loans were made during the period, within both Nordic lending and international lending.
     Total assets amounted to EUR 16.9 billion, compared with EUR 16.7 billion at year-end 2003. Net liquidity rose to EUR 3,189 million, compared with EUR 2,744 million at year-end. Equity reached EUR 1,719 million at period-end, compared with EUR 1,650 million at year-end. During the period under review, the Bank paid its owners, the Nordic countries, EUR 41.3 million in dividends out of profits for year 2003.
     The quality of the Bank’s loan portfolios and of its financial counterparties continues to be maintained at a high level. Reversals of previously made provisions for possible loan losses were larger than new provisions made during the period, so the net effect was a positive contribution to the Bank’s profit of EUR 3.3 million.
     The Bank expects to show good profits for the year 2004 as a whole, in line with the results achieved last year.

New member countries
NIB’s ownership base will be broadened in the beginning of 2005, when the three Baltic countries will become full members of the Bank. On 11 February 2004, representatives of the Nordic and Baltic countries’ governments signed a new Agreement on NIB. The Agreement is to be ratified by all eight member countries, and means that

Estonia, Latvia, and Lithuania will become NIB members on an equal footing with NIB’s present five members: Denmark, Fin-land, Iceland, Norway, and Sweden.
     The negotiations on membership, carried out by the Nordic and Baltic Ministers of Finance and Economy, were concluded at year-end 2003. In addition to the new Agreement, the parties agreed on the terms of new Statutes for the Bank.

Increased PIL facility
On 1 July 2004, the Bank’s Project Investment Loan facility (PIL) was increased from EUR 3,300 million to EUR 4,000 million. New guidelines for the PIL guarantees also became effective on that date. The increase provides greater possibilities for the Bank to grant loans to countries that are not members of NIB.

     LENDING

Nordic countries
For the Bank’s Nordic clients, the first eight months of 2004 were characterised both by greater caution in their investment decisions and by ample liquidity. The volume of the Bank’s new lending within the Nor-dic area, consisting of long-term loans, continued at a steady rate at the same level as in previous years. NIB entered into loan agreements for EUR 731 million (667), and a total of EUR 625 million (599) was disbursed under Nordic lending. More clients prepaid their loans before maturity than was the case in previous year. Prepayments increased noticeably, amounting to EUR 434 million compared with EUR 87 million during the same period last year.
     The currency distribution of new lending follows the same pattern as in years past. The euro was the dominant lending currency, with a 53% (54) share of disbursements during the period under review. Other important lending currencies were the Swedish krona and the Danish krone, accounting for 22% and 18%, respectively.
     The portfolio of outstanding Nordic loans and guarantees amounted to EUR 8,287 million at the end of August 2004, compared with EUR 8,379 million at year-end.
     As in previous years, disbursements were dominated by investments in infrastructure, which accounted for 45% of the total. Loans made for environment-related investments within the Nordic countries comprised 12% of total disbursements, while loans to cross-border investments comprised 19%.
     The energy sector was the largest recipient of loans during the period. NIB financed for example investments in hydro-and geothermic power stations in Iceland, a biofuelled power station in Austria, as well as investments in environment-friendly energy production in Norway and Sweden. In Finland and Denmark, the Bank financed improvements in the electric transmission networks. The largest single disbursement during the period went to investments in a hydropower station in eastern Iceland.
     Loans to the manufacturing industry, which in recent years has been the largest sector, decreased to 23% (36) of disbursements during the period. Most of the loans to this sector went to financing cross-border corporate acquisitions; just over one-third of such loans went to the food industry.

International lending
Demand for the Bank’s international loans was weaker during the first eight months of 2004 than it had been in the corresponding period last year. A total of EUR 355 million (443) new loans was granted: EUR 167 million to eleven individual projects and EUR 187 million to seven loan programmes in cooperation with financial and other intermediaries.
     The Bank entered into agreements for a total of seventeen loans corresponding to EUR 300 million (362) in the first eight months of 2004. Loan disbursements for the period declined to EUR 154 million, compared with EUR 310 million during the same period last year. The largest borrower regions were still Asia, Latin America, and the Baltic countries.
     Loans outstanding rose to EUR 2,214 million, compared with EUR 2,172 million at year-end. Loans agreed but not yet disbursed rose to EUR 874 million, compared with EUR 764 million at year-end.
     At present, the Bank has loans outstanding in 30 countries outside the Nordic area. The Bank’s cooperation with these countries is on a long-term basis, and is based on agreements most often made with the countries’ governments. These agreements usually make it possible for NIB to participate in the financing of projects within both the public and the private sectors.
     Lending outside the Nordic area is usually done to governments or with government guarantees for important public projects. An increasing share of loans is now also being made for projects within the private sector, usually within privatised infrastructure—telecommunications or energy, for example.
     In addition, the Bank is continuing to increase its cooperation with financial intermediaries in most of the countries with which it has framework agreements. The number of intermediaries outside the Nor-dic area is 38 at present. Of that number, 26 are financial intermediaries—usually state-owned development banks or local

N I B   I n t e r i m   r e p o r t   2 0 0 4

commercial banks. Channelling part of the Bank’s lending operations through financial intermediaries is an efficient way for NIB to participate in the financing of small and medium-sized enterprises’ investments, in particular. Ministries, or large companies in the infrastructure sector, also act as intermediaries. Loans with the character of lending programmes or credit lines to these borrowers, which have recurrent investment needs within their respective areas of concentration, have proven to be a quick, effective way for NIB to participate in the financing of new projects.
     International lending continues to be dominated by loans to infrastructure investments, particularly within the energy, transportation, and telecommunications sectors. Among other loans, NIB has financed projects for an expansion of Tunisia’s mobile telephone network, and an upgrading of the state-owned power network in Ro-mania. By direct loans, and particularly by loans via intermediaries, the Bank also participates in the financing of projects within the industrial and services sectors, and, increasingly, within the environmental, health and healthcare sectors.

Neighbouring areas
Lending activities in the Baltic countries and Poland focused particularly on the environmental sector and infrastructure. NIB has many projects pending in the region. The Bank’s total involvement in the Baltic countries and Poland amounted to EUR 795 million. During the period under review, NIB entered into, for example, a loan agreement for the development of port facilities in Muuga, Paldiski, and Tallinn. A loan was signed with an intermediary bank for upgrading housing conditions in the Baltic countries.
     NIB has allocated resources with a view to supporting environmental improvement investments in small and medium-sized cities and municipalities in the Baltic countries and Poland. The national Baltic environmental financiers which NIB and the Nordic countries have actively supported for several years, and which act as intermediaries for loans within the environmental area, have continued their work for the environment around the Baltic Sea. Thirteen environmental projects in Esto-nia, and five projects in Poland, have received NIB financing during the period.
     In addition to environmental and energy investments, the Bank’s activities in the neighbouring areas are also focused on the financing of small and medium-sized enterprises, women entrepreneurship, and housing renovation. This lending takes place within the framework of various lending programmes to financial intermediaries.

ENVIRONMENTAL FINANCING

In its lending activities, NIB gives priority to the financing of environmental investments that are important for the Nordic countries and their neighbouring areas. During the period under review, the Bank granted nine new environmental loans, totalling EUR 145 million. Of the Bank’s total loans disbursed during the period, almost 15% were environmental loans. Among other loans, the Bank granted a loan for investments in a Swedish pulp factory for decreasing emissions of pollutants into the water and air, as well as a loan for investments in a new sewerage system in Reykjavik.
     In the Nordic countries’ neighbouring areas, the Bank has financed several environmental improvement projects, both within the public and the private sectors. Several of these projects are in the implementation phase.
     In July, NIB assumed the chairmanship of the Steering Group for the Northern Dimension Environmental Partnership (NDEP), whose aim is to coordinate and streamline the financing of environmental projects with cross-border effects within the Northern Dimension’s area. Thirteen large environmental projects are either in the preparation or implementation stage within the partnership. NIB is responsible for preparing and coordinating seven of these projects. Some of these projects’ feasibility studies are cofinanced with the Finnish Ministry of the Environment and the Swedish Sida.
     The Southwest wastewater treatment plant in St. Petersburg—which, with a total investment of approximately EUR 190 million, is the largest project within NDEP—is in an active implementation phase. The treatment plant is estimated to be completed in July 2005, as planned. The investment will radically reduce emissions of polluted sewerage water into the Gulf of Finland, and will improve water quality throughout the Baltic Sea. Since the year 2000, NIB has acted as lead bank for the financing of this project within the bank consortium, and has also coordinated the grant aid to the project.
     An important element in the effort aimed at decreasing environmental degradation in the Nordic countries’ neighbouring areas is an environmental investment programme for the area around the Ladoga and Onega lakes. The lakes are sources for the Neva River, which flows into the Baltic Sea. The programme, which NIB launched within NDEP at the end of 2003, is mainly geared toward large private companies within the paper, pulp, and metal industries in the area. The programme aims at financing investments that increase productivity and at the same time contribute to considerable environmental improvement. The programme is expected to lead to a reduction in the harmful emissions from industrial processes in the region, and will lead to positive environmental effects for the Baltic Sea. Loans have been granted to several projects in 2004, e.g. projects within the pulp and paper industry.

BORROWING

In the first eight months of the year, 13 (74) borrowing transactions were carried out in 6 (11) different currencies, in an amount corresponding to EUR 1,545 million (2,759). Call options on a total of EUR 630 million previously issued bonds were not exercised, thus bringing the total borrowing during the period to EUR 2,175 million.
     The US dollar was NIB’s most important borrowing currency during the first eight months of 2004. The Bank carried out five transactions in the US dollar, for a total of EUR 1,084 million, which corresponds to 70% of borrowing during the period. In the spring of 2004, the Bank launched its third global benchmark loan of USD 1 billion in the form of five-year bonds. The bonds were sold to investors around the world on the basis of their global format and their liquidity. Sales were distributed as follows: Asia 52%, North America 22%, Europe 12%, and Africa and the Middle East together 14%.
     The Australian dollar, the Canadian dollar, the British pound, the euro, and the Hong Kong dollar were the other borrowing currencies during the period.
     Looking forward, it is expected that a considerable part of call options on previously issued bonds will continue not to be exercised for the remaining months of 2004. This, taken together with a lower liquidity need by NIB’s lending departments, means that a considerable part of the year’s total borrowing need has already been met. Total debts evidenced by certificates constituted EUR 13,415 million at period-end, compared with EUR 13,087 at year-end 2003.

Helsinki, October 2004

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Profit and loss account
(EUR 1,000)	Jan.-Aug. 2004		Jan.-Aug. 2003	Jan.-Dec. 2003

Interest income		296,709	322,695	469,341
Interest expense		-187,793	-220,444	-313,912

Net interest income		108,916	102,251	155,429
Commission income and fees received		6,454	3,495	4,876
Commission expense and fees paid		-897	-1,099	-1,470
Net profit on financial operations		9,464	10,783	14,569
Foreign exchange losses		43	-65	-23

Operating income		123,979	115,365	173,381
Expenses
General administrative expenses		14,158	13,471	19,753
Depreciation and write-down in value of tangible
and intangible assets		1,936	1,649	2,600
Provision for possible loan losses, reversals (-)		-3,348	-124	-307

Total expenses		12,747	14,995	22,047

Profit for the period		111,232	100,369	151,334

Balance sheet
(EUR 1,000)	31 Aug. 2004		31 Aug. 2003	31 Dec. 2003

Assets
Cash and cash equivalents		3,480,964	4,056,790	2,996,669
Financial placements
Placements with credit institutions		125,987	131,315	124,364
Debt securities		1,181,193	1,109,485	1,254,377
Other		8,683	9,813	8,152

		1,315,863	1,250,613	1,386,893
Loans outstanding, net after provisions		10,472,177	10,323,495	10,522,411
Intangible assets		4,670	2,004	2,570
Tangible assets		35,663	34,517	34,631
Other assets
Derivatives		1,263,773	1,286,894	1,387,480
Other assets		4,591	4,811	5,083

		1,268,363	1,291,706	1,392,563
Accrued interest and fees receivable		330,041	343,931	330,519

Total assets	16,907,743		17,303,055	16,666,256

Liabilities and equity
Liabilities
Amounts owed to credit institutions
Short-term amounts owed to credit
institutions		291,642	254,978	252,373
Long-term amounts owed to credit
institutions		125,911	131,281	114,364

		417,554	386,258	366,738
Debts evidenced by certificates
Debt securities issued		13,176,296	13,951,973	12,822,379
Other debt		238,542	283,724	264,300

		13,414,838	14,235,697	13,086,679
Other liabilities
Derivatives		1,061,421	774,729	1,266,571
Other liabilities		6,029	5,540	15,066

		1,067,450	780,269	1,281,638
Accrued interest and fees payable		288,773	302,238	281,592

Total liabilities		15,188,614	15,704,462	15,016,646

Equity
Authorised and subscribed capital	4,000,000
of which callable capital	-3,595,740

Paid-in capital	404,260	404,260	404,260	404,260
Statutory reserve		644,983	644,983	644,983
Reserve funds		549,500	439,500	439,500
Other value adjustments		9,154	9,481	9,532
Profit for the period		111,232	100,369	151,334

Total equity		1,719,129	1,598,593	1,649,610

Total liabilities and equity	16,907,743		17,303,055	16,666,256

Guarantee commitments		28,443	31,662	28,572

The Nordic Investment Bank’s accounts are kept in euro. On 31 August 2004, EUR 1.00 = DKK 7.44 / ISK 87.60 / NOK 8.40 / SEK 9.13 / USD 1.21.

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Kassaflödesanalys / Cash flow statement
(EUR 1 000)	Jan.-Aug. 2004	Jan.-Aug. 2003	Jan.-Dec. 2003

Kassaflöde från rörelsen / Cash flows from operating activities	119 180	104 549	152 211
Investeringar / Investing activities	119 371	-402 477	-698 328
Finansiering / Financing activities	206 475	1 153 183	343 855

Förändring i nettolikviditet / Change in net liquidity	445 027	855 255	-202 262

Nettolikviditet vid periodens början /
Net liquidity at beginning of period	2 744 295	2 946 558	2 946 558
Nettolikviditet vid periodens slut /
Net liquidity at end of period	3 189 322	3 801 812	2 744 295

Förändringar i eget kapital / Changes in equity
(miljoner EUR / EUR million)	Jan.-Aug. 2004	Jan.-Aug. 2003	Jan.-Dec. 2003

Eget kapital per 1 jan. / Equity at 1 Jan.	1 650	1 540	1 540

Utdelning / Dividend payment	-41	-40	-40
Available-for-sale-portföljen / Available-for-sale portfolio	-	1	2
Säkringsredovisning / Hedge accounting	-	-2	-3
Periodens resultat / Profit for the period	111	100	151

Summa förändringar i eget kapital / Changes in equity, total	70	59	110

Eget kapital vid periodens slut / Equity at end of period	1 719	1 599	1 650

Nyckeltal / Key figures
(miljoner EUR / EUR million)	Jan.-Aug. 2004	Jan.-Aug. 2003	Jan.-Dec. 2003

Räntenetto / Net interest income	109	102	155
Överskott / Profit	111	100	151
Utbetalade lån / Loans disbursed	779	910	1 841
Avtalade lån / New loan agreements	1 031	1 029	1 859
Nyupplåning / New debt issues	1 545	2 759	3 258
Överskott/genomsnittligt eget kapital /
Profit/average equity (%)	9,9	9,5	9,5

	31 Aug. 2004	31 Aug. 2003	31 Dec. 2003

Eget kapital / Equity	1 719	1 599	1 650
Eget kapital/balansomslutning / Equity/total assets (%)	10,2	9,2	9,9
(Eget kapital+garantikapital)/balansomslutning /
(Equity+callable capital)/total assets (%)	31,4	30,0	31,5

Nordiska Investeringsbanken
Fabiansgatan 34, PB 249, FIN-00171 Helsingfors, Finland
Telefon +358 9 18001, telefax +358 9 1800 210, www.nib.int

Nordic Investment Bank
Fabianinkatu 34, P.O. Box 249, FIN-00171 Helsinki, Finland
Telephone +358 9 18001, telefax +358 9 1800 210, www.nib.int

RECENT DEVELOPMENTS

     By the resolution by the Board of Directors of the Bank dated October 13, 2004, all PIL loans (outstanding and agreed but non-disbursed) to Estonia, Latvia and Lithuania (totaling EUR 380.3 million as of August 31, 2004) were transferred to the ordinary lending facility of the Bank, as of November 1, 2004. The rationale for the transfer was improved creditworthiness of Estonia, Latvia and Lithuania and the entry of these countries as members of NIB on January 1, 2005.

     Since August 31, 2004, NIB has carried out 8 borrowing transactions in 4 different currencies, in an amount corresponding to EUR 295 million*. Repayment of borrowings previously entered into corresponded to EUR 379 million. The maturity profile for new borrowings during this period is set forth in the table below.

Maturity profile for new borrowing

	Number of transactions	Amount in EUR million	Percentage

1-3 years	1	29	9.8
3-5 years	4	65	22.1
5-7 years	1	51	17.3
7-10 years	1	75	25.4
10 years and longer	1	75	25.4

Total	8	295	100.0

* During the period NIB has entered into additional new borrowing transactions that have not yet settled corresponding to EUR 29 million.

Provisions for loan losses

     There has been no increase in non-performing loans during 2004, on the contrary, a few loans that were not fully serviced in 2003 are now being served. Reversals of earlier loan-loss provisions are expected to outweigh the possible new provisions for the fiscal year 2004.

Nordic Investment Bank – Governance

     Under the Agreement on the Nordic Investment Bank (the “Bank”) concluded among Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway and Sweden (the ”Member Countries”) on February 11, 2004 (the “2004 Agreement”) and the Statues annexed thereto, the Bank shall have a Board of Governors, a Board of Directors, a President, and such other personnel as is necessary to carry out its operations.

     The Board of Governors is composed of eight Governors. Each Member Country is represented by the Minister it designates as its Governor. The Board of Governors is responsible for matters specified in the 2004 Agreement and the Statutes.

     The following individuals are the Governors of the Bank:

Denmark	Bendt Bendtsen	Minister for Economic and Business Affairs
Estonia	Taavi Veskimägi	Minister of Finance
Finland	Ulla-Maj Wideroos	Coordinate Minister of Finance
Iceland	Geir H. Haarde	Minister of Finance
Latvia	Oskars Spurdzins	Minister of Finance
Lithuania	Algirdas Butkevicius	Minister of Finance
Norway	Per-Kristian Foss	Minister of Finance
Sweden	Pär Nuder	Minister of Finance

     With the exception of matters that fallwithin the authority of the Board of Governors, all of the powers of the Bank are vested in the Board of Directors. The Board of Directors is composed of eight Directors, one being appointed by each Member Country, who serve for renewable terms of up to four years and each of whom has a one vote. Each Member Country also appoints one alternate according to the same principles. The chairmanship and the deputy chairmanship shall rotate among the Member Countries every two years.

     The following individuals are the Directors and Alternate Directors of the Bank:

Directors
Denmark	Lars Kolte	Managing Director, Danish Export Credit Agency
Estonia	Madis Üürike	Advisor, Ministry of Finance
Finland	Kristina Sarjo	Financial Counsellor, Ministry of Finance
Iceland	Mr. Bolli Thór Bollason	Permanent Secretary, Prime Minister´s Office
(As of June 1, 2005)	Baldur Gudlaugsson	Permanent Secretary, Ministry of Finance
Latvia	Edmunds Krastiņš	Advisor, Ministry of Finance
Lithuania	Rolandas Kriščiūnas	Under Secretary, Ministry of Finance
Norway	Arild Sundberg	Director General, National Insurance Administration
Sweden	Erik Åsbrink	Former Minister of Finance

Alternate Directors
Denmark	Kåre Klein Emtoft	Chief of Division, Ministry of Economic and Business Affairs
Estonia	Ülle Mathiesen	Head of State Treasury Department, Ministry of Finance
Finland	Bo Göran Eriksson	Director General, Ministry of Trade and Industry
Iceland	Baldur Gudlaugsson	Permanent Secretary, Ministry of Finance
(As of June 1, 2005)	Ragnheidur Elín Árnadóttir	Political Adviser, Ministry of Finance
Latvia	Nikolajs Sigurds Bulmanis	Member of the Supervisory Council JSC Māras Banka
Lithuania	Vilma Mačerauskiene	Head of Financial Institutions Division, Ministry of Finance
Norway	Eli Telhaug	Director General, Ministry of Finance
Sweden	Ulrika Barklund Larsson	Director, Ministry of Finance

     The business address for each of the Directors and Alternate Directors mentioned above is Fabianinkatu 34, P.O. Box 249, FIN-00171 Helsinki, Finland.

     Under the Statues, the Board of Directors may delegate its powers to the President, who is appointed by the Board and who participates in its meetings. The Statues provide, however, that the President may not be a member or an alternate of the Board. The President may be appointed by the Board of Directors for renewable terms of not more than five years each.

     The current senior management of the Bank and their positions are:

Name	Position
Jón Sigurðsson	President. Johnny Åkerholm has been appointed new President of the Bank from April 1, 2005
Carl Löwenhielm	Executive Vice President, Head of the Nordic Lending Department
Erkki Karmila	Executive Vice President, Head of the International Lending Department
Torben Nielsen	Senior Vice President, Head of the Financial Department
Siv Hellén	Senior Vice President and General Counsel
Oddvar Sten Rønsen	Senior Vice President, Head of the Appraisal Department
Juha Kotajoki	Senior Vice President, Head of the Risk Management Department

     A Control Committee has the responsibility for ensuring that the operations of the Bank are conducted in accordance with its Statutes. The Control Committee is also responsible for conducting an audit of the Bank’s financial statements to be delivered to the Board of Governors. The Control Committee is composed of ten members, serving renewable terms of up to two years. The Nordic Council and the Parliaments of Estonia, Latvia and Lithuania appoint one member from each Member Country. The Board of Governors appoints two members, who serve as Chairman and Deputy Chairman. The chairmanship and the deputy chairmanship rotate among the Member Countries.

     The current members of the Control Committee of the Bank are:

Denmark	Per Kaalund	Member of Parliament
Estonia	Anders Lipstok	Member of Parliament
Finland	Arja Alho	Member of Parliament
Iceland	Steingrímur J. Sigfússon	Member of Parliament
Latvia	Nominated Vice Chairman
	Dace Nulle	Director of Internal Audit Department, Ministry of Finance
Member:
To be appointed later
Lithuania	Sigita Burbiene	Former Member of Parliament
Norway	Trond Helleland	Member of Parliament
Sweden	Nominated Chairman
Bill Fransson
Member:
	Tuve Skånberg	Member of Parliament

     At December 31, 2004, the Bank had 147employees.